FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  17 September, 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
Signet
Jewelers
 Limited
2. State whether the notification relates to (i) a transaction notified in accordance with
D
T
R
 3.1.
2
R; or

(ii
)
a disclosure made in accordance section 793 of the Companies Act (2006)
a transaction notified in accordance with
D
T
R
 3.1.
2
3. Name of
person discharging managerial responsibilities
Thomas G Plaskett
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of a holding of the person referred to in 3 above.
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
US $0.
18
 cents
Common
 shares.
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
As in 3 above.
8. State the nature of the transaction
Sale
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
1,995
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.00
2
%
13. Price per
 share
 or value of transaction
$26.60

per share
14. Date and place of transaction
16 September 2009 - New York
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
5,
000

Common
shares - 0.00
58
%
16. Date issuer informed of transaction
16 September 2009
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17. Date of grant
-
18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option
-
20. Description of
shares
 or debentures involved (
class
 and number)
-
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-
22. Total number of
shares
 or debentures over which options held following notification
-
23. Any additional information
………………………………
24. Name of contact and telephone number for queries
Mark Jenkins - 020 7317 970
7
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Mark Jenkins
Date of notification
17 September 2009
END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 17 September, 2009